UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CASCADE MICROTECH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

147322101

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6016

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147322101

1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 104,714
	8.	Shared Voting Power 807,732
	9.	Sole Dispositive Power 104,714
	10.	Shared Dispositive Power 807,732
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 147322101

1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 707,310
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 707,310
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 707,310
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 147322101

1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,422
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100,422
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,422
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 147322101

1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 912,446
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 912,446
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 147322101

1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 912,446
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 912,446
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 147322101

1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 912,446
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 912,446
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) IN, HC

This Amendment No. 4 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock (the “Common Stock”) of Cascade Microtech, Inc., an Oregon corporation (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on October 5, 2012, Amendment No. 1 to the Schedule 13D filed with the Commission on August 7, 2013, Amendment No. 2 to the Schedule 13D filed with the Commission on October 23, 2013, and Amendment No. 3 to the Schedule 13D filed with the Commission on March 5, 2014 (as amended, the “Schedule 13D”). This Amendment reflects changes to beneficial ownership as a result of the acquisition and disposition of shares of Common Stock by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is jointly filed by and on behalf of each of Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”, and together with BD Management, Becker Drapkin QP, Becker Drapkin, L.P., BCA and Mr. Becker, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is incorporated herein by reference to Exhibit 99.1 to the Amendment to Schedule 13D relating to the Common Stock of the Issuer filed on October 5, 2012 by the Reporting Persons with the Commission (the “Joint Filing Agreement”).

Becker Drapkin QP and Becker Drapkin, L.P. are referred to collectively as the “Becker Drapkin Funds.”

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management. BD Management is the general partner of, and investment manager for, the Becker Drapkin Funds and is the investment manager for a separately managed account on behalf of an investment advisory client (the “Managed Account”).

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.”

Item 3. Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Reporting Persons expended an aggregate of approximately $6,816,321.79 (including commissions) to acquire 912,446 shares of Common Stock of the Issuer in various open market transactions. Funds used to acquire shares of Common Stock of the Issuer held by the Becker Drapkin Funds have come from general working capital of the Becker Drapkin Funds. Funds used to acquire shares of Common Stock of the Issuer held by the Managed Account have come from general working capital of the Managed Account.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Becker Drapkin Funds and the Managed Account are the record and direct beneficial owners of the securities covered by this Schedule 13D.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and the Managed Account Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it (the “Becker Drapkin, L.P. Shares,” and together with the Becker Drapkin QP Shares, the “Becker Drapkin Funds Shares”). Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and the Managed Account Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by the Managed Account (the “Managed Account Shares”). BD Management does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares and the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by BD Management. BCA does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by BCA. Neither of Messrs. Becker nor Drapkin owns any shares of Common Stock of the Issuer directly, and each of Messrs. Becker and Drapkin disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by BCA.

As of June 10, 2014, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
4/10/2014	Managed Account	1,500		$9.4963	(1)	Open Market
4/11/2014	Managed Account	5,965		$9.4208	(1)	Open Market
4/16/2014	Managed Account	3,000		$9.6122	(2)	Open Market
4/17/2014	Managed Account	1,000		$9.3990	(2)	Open Market
5/20/2014	Managed Account	1,107		$9.7274	(1)	Open Market
6/2/2014	Becker Drapkin, L.P.		16,442	$11.9682	(1)	Open Market
6/2/2014	Becker Drapkin QP		115,813	$11.9682	(1)	Open Market
6/2/2014	Managed Account		17,145	$11.9682	(1)	Open Market
6/3/2014	Becker Drapkin QP		2,190	$12.1312	(3)	Open Market
6/3/2014	Becker Drapkin, L.P.		310	$12.1312	(3)	Open Market
6/3/2014	Becker Drapkin QP		27,501	$12.2004	(1)	Open Market
6/3/2014	Becker Drapkin, L.P.		3,904	$12.2004	(1)	Open Market
6/3/2014	Managed Account		4,395	$12.2004	(1)	Open Market
6/4/2014	Managed Account		1,434	$12.2374	(1)	Open Market
6/4/2014	Becker Drapkin QP		9,685	$12.2374	(1)	Open Market
6/4/2014	Becker Drapkin, L.P.		1,374	$12.2374	(1)	Open Market
6/5/2014	Managed Account		3,943	$12.3256	(1)	Open Market
6/5/2014	Becker Drapkin QP		26,632	$12.3256	(1)	Open Market
6/5/2014	Becker Drapkin, L.P.		3,781	$12.3256	(1)	Open Market
6/6/2014	Becker Drapkin, L.P.		2,113	$12.2140	(1)	Open Market
6/6/2014	Becker Drapkin QP		14,884	$12.2140	(1)	Open Market
6/6/2014	Managed Account		2,203	$12.2140	(1)	Open Market
6/9/2014	Becker Drapkin QP		74,811	$13.0671	(1)	Open Market
6/9/2014	Becker Drapkin, L.P.		10,621	$13.0671	(1)	Open Market
6/9/2014	Managed Account		11,076	$13.0671	(1)	Open Market
6/9/2014	Becker Drapkin QP		26,666	$12.9967	(2)	Open Market
6/9/2014	Becker Drapkin, L.P.		3,786	$12.9967	(2)	Open Market
6/9/2014	Managed Account		3,948	$12.9967	(2)	Open Market
6/10/2014	Becker Drapkin QP		6,568	$13.0001	(3)	Open Market
6/10/2014	Becker Drapkin, L.P.		932	$13.0001	(3)	Open Market
6/10/2014	Becker Drapkin QP		2,347	$12.9735	(1)	Open Market
6/10/2014	Becker Drapkin, L.P.		333	$12.9735	(1)	Open Market
6/10/2014	Managed Account		1,320	$12.9735	(1)	Open Market

(1)	Excluding commission of $0.04 per share.
(2)	Excluding commission of $0.03 per share.
(3)	Excluding commission of $0.05 per share

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Amendment to Schedule 13D relating to the Common Stock of the Issuer filed on October 5, 2012 by the Reporting Persons with the Commission)

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Amendment to Schedule 13D relating to the Common Stock of the Issuer filed on October 5, 2012 by the Reporting Persons with the Commission)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2014	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

STEVEN R. BECKER

/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on October 5, 2012 by the Reporting Persons with the Securities and Exchange Commission)

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Amendment to Schedule 13D relating to the Common Stock of the issuer filed on October 5, 2012 by the Reporting Persons with the Securities and Exchange Commission)